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KUSAMA



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Infinity-Nets (BCO), 2013

Acrylic on canvas | 51 x 77 in. (130 x 196 cm.)



INITIAL OFFERING

$2,831,000

DEAL SHEET

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OFFERING CIRCULAR

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5 Highlights of This Work

1 Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.

2 The Painting is a large format example from Yayoi Kusama's highly recognizable "Infinity Nets" series. Recent sales of white nets, similar to the painting, include Infinity-Nets-OPRZT (2008), which sold for $3,034,893 in June 2021 and Infinity Nets (T Owe) (2006), which sold for $2,659,410 in May 2021.

3 On December 1, 2021, a new auction record was set for the artist by the painting *Pumpkin (LPASG)* (2013) which sold for $8,026,633. Meanwhile, works by close contemporaries, such as Andy

4 Kusama has become a pop culture phenomenon and collaborated with luxury brands, including Louis Vuitton and Veuve Clicquot. Patrons have been known to wait for hours to experience Kusama's iconic "Infinity Rooms", and exhibitions of her work have attracted millions of museum visitors worldwide.

Warhol and Roy Lichtenstein, have exceeded $50 million at auction.

AUCTION RESULTS FOR SIMILAR WORKS



$3M
$2.3M
$1.5M
$0.8M
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2021

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*The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The art transaction data is not intended to indicate past or expected performance of any security. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: large format white over a neutral background, to the best of our ability to determine, Infinity Nets created after 2000 that measure between 50 inches by 50 inches and 80 inches by 80 inches. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2021 were applied, and include the aforementioned 2017 sale of the Painting, as well as, the following sales: "White Nets (QZHA)" (2006), which sold on November 25, 2008 at Est-Ouest Auctions Co. in Hong Kong, and "Infinity Nets XZASST" (2007), which sold on April 5, 2008 at Shinwa Art Auction in Tokyo, Japan. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange

rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 21.0% CAGR implied from selected sales occurring from April 5, 2008 to May 24, 2021.

Each painting is unique and historical price appreciation of similar works is not a direct proxy for performance of the specific painting or the shares. There is no current market for the shares and performance of the shares will reflect costs and fees described in the Offering Circular that are not reflected in the historical price appreciation of similar works. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Masterworks nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Masterworks nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

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